# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: ORLA MINING LTD., CIK 0001680056
CUSIP: 68634K106
Title of class of securities: COMMON STOCK, NO PAR VALUE
Address of issuer's principal executive offices: 1075 WEST GEORGIA STREET, SUITE 1010, VANCOUVER, British Columbia Canada (A1), V6E 3C9
Date of event which requires filing of this statement: 02/28/2025
Filed by CIK 0000915191
Persons authorized to receive notices and communications: Luca Marescotti, 199 Bay Street, Toronto, Ontario Canada (A6), M5L 1E8, 647.280.5756; Azka Anees, 199 Bay Street, Toronto, Ontario Canada (A6), M5L 1E8, 416.302.1391

## Reporting persons
- V. PREM WATSA (CIK 0000938869): type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 100,954,445; sole dispositive power 0; shared dispositive power 100,954,445; aggregate amount beneficially owned 100,954,445 (27.6% of the class)
- THE SECOND 810 HOLDCO LTD.: type of reporting person: corporation (CO); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 100,954,445; sole dispositive power 0; shared dispositive power 100,954,445; aggregate amount beneficially owned 100,954,445 (27.6% of the class)
- THE SECOND 1109 HOLDCO LTD.: type of reporting person: corporation (CO); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 100,954,445; sole dispositive power 0; shared dispositive power 100,954,445; aggregate amount beneficially owned 100,954,445 (27.6% of the class)
- THE SIXTY TWO INVESTMENT COMPANY LIMITED (CIK 0001217251): type of reporting person: corporation (CO); citizenship or place of organization: British Columbia Canada (A1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 100,954,445; sole dispositive power 0; shared dispositive power 100,954,445; aggregate amount beneficially owned 100,954,445 (27.6% of the class)
- 12002574 CANADA INC.: type of reporting person: corporation (CO); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 100,954,445; sole dispositive power 0; shared dispositive power 100,954,445; aggregate amount beneficially owned 100,954,445 (27.6% of the class)
- FAIRFAX FINANCIAL HOLDINGS LIMITED (CIK 0000915191): type of reporting person: corporation (CO); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 100,954,445; sole dispositive power 0; shared dispositive power 100,954,445; aggregate amount beneficially owned 100,954,445 (27.6% of the class)
- FFHL GROUP LTD. (CIK 0001275984): type of reporting person: corporation (CO); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 45,682,515; sole dispositive power 0; shared dispositive power 45,682,515; aggregate amount beneficially owned 45,682,515 (12.5% of the class)
- FAIRFAX (US) INC.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 39,253,336; sole dispositive power 0; shared dispositive power 39,253,336; aggregate amount beneficially owned 39,253,336 (10.7% of the class)
- ODYSSEY GROUP HOLDINGS, INC.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 16,996,324; sole dispositive power 0; shared dispositive power 16,996,324; aggregate amount beneficially owned 16,996,324 (4.6% of the class)
- ODYSSEY REINSURANCE COMPANY (CIK 0001243947): type of reporting person: corporation (CO); citizenship or place of organization: Connecticut (CT); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 16,996,324; sole dispositive power 0; shared dispositive power 16,996,324; aggregate amount beneficially owned 16,996,324 (4.6% of the class)
- CRUM & FORSTER HOLDINGS CORP. (CIK 0001168338): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 22,257,012; sole dispositive power 0; shared dispositive power 22,257,012; aggregate amount beneficially owned 22,257,012 (6.1% of the class)
- UNITED STATES FIRE INSURANCE COMPANY: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 22,257,012; sole dispositive power 0; shared dispositive power 22,257,012; aggregate amount beneficially owned 22,257,012 (6.1% of the class)
- THE NORTH RIVER INSURANCE COMPANY (CIK 0001276001): type of reporting person: corporation (CO); citizenship or place of organization: New Jersey (NJ); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 2,942,481; sole dispositive power 0; shared dispositive power 2,942,481; aggregate amount beneficially owned 2,942,481 (0.8% of the class)
- NORTHBRIDGE FINANCIAL CORPORATION (CIK 0001368588): type of reporting person: corporation (CO); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 6,429,179; sole dispositive power 0; shared dispositive power 6,429,179; aggregate amount beneficially owned 6,429,179 (1.8% of the class)
- NORTHBRIDGE GENERAL INSURANCE CORPORATION (CIK 0001276008): type of reporting person: corporation (CO); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 6,429,179; sole dispositive power 0; shared dispositive power 6,429,179; aggregate amount beneficially owned 6,429,179 (1.8% of the class)
- FEDERATED INSURANCE COMPANY OF CANADA (CIK 0001432008): type of reporting person: corporation (CO); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 1,610,475; sole dispositive power 0; shared dispositive power 1,610,475; aggregate amount beneficially owned 1,610,475 (0.4% of the class)
- CRC REINSURANCE LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: Barbados (C8); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 1,250,000; sole dispositive power 0; shared dispositive power 1,250,000; aggregate amount beneficially owned 1,250,000 (0.3% of the class)
- 1102952 B.C. UNLIMITED LIABILITY COMPANY: type of reporting person: corporation (CO); citizenship or place of organization: British Columbia Canada (A1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 54,021,930; sole dispositive power 0; shared dispositive power 54,021,930; aggregate amount beneficially owned 54,021,930 (14.8% of the class)
- ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD: type of reporting person: corporation (CO); citizenship or place of organization: Bermuda (D0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 54,021,930; sole dispositive power 0; shared dispositive power 54,021,930; aggregate amount beneficially owned 54,021,930 (14.8% of the class)
- ALLIED WORLD ASSURANCE COMPANY HOLDINGS I, LTD: type of reporting person: corporation (CO); citizenship or place of organization: Bermuda (D0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 54,021,930; sole dispositive power 0; shared dispositive power 54,021,930; aggregate amount beneficially owned 54,021,930 (14.8% of the class)
- ALLIED WORLD ASSURANCE COMPANY, LTD: type of reporting person: corporation (CO); citizenship or place of organization: Bermuda (D0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 54,021,930; sole dispositive power 0; shared dispositive power 54,021,930; aggregate amount beneficially owned 54,021,930 (14.8% of the class)
- ALLIED WORLD ASSURANCE HOLDINGS (IRELAND) LTD: type of reporting person: corporation (CO); citizenship or place of organization: Bermuda (D0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 54,021,930; sole dispositive power 0; shared dispositive power 54,021,930; aggregate amount beneficially owned 54,021,930 (14.8% of the class)
- ALLIED WORLD ASSURANCE HOLDINGS (U.S.) INC.: type of reporting person: corporation (CO); citizenship or place of organization: Bermuda (D0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 54,021,930; sole dispositive power 0; shared dispositive power 54,021,930; aggregate amount beneficially owned 54,021,930 (14.8% of the class)
- ALLIED WORLD INSURANCE COMPANY: type of reporting person: corporation (CO); citizenship or place of organization: New Hampshire (NH); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 52,355,330; sole dispositive power 0; shared dispositive power 52,355,330; aggregate amount beneficially owned 52,355,330 (14.3% of the class)
- ALLIED WORLD ASSURANCE COMPANY (U.S.) INC.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 2,500,000; sole dispositive power 0; shared dispositive power 2,500,000; aggregate amount beneficially owned 2,500,000 (0.7% of the class)
- AW UNDERWRITERS INC.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 23,927,665; sole dispositive power 0; shared dispositive power 23,927,665; aggregate amount beneficially owned 23,927,665 (6.5% of the class)
- ALLIED WORLD SPECIALTY INSURANCE COMPANY: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 23,927,665; sole dispositive power 0; shared dispositive power 23,927,665; aggregate amount beneficially owned 23,927,665 (6.5% of the class)
- ALLIED WORLD SURPLUS LINES INSURANCE COMPANY: type of reporting person: corporation (CO); citizenship or place of organization: Arkansas (AR); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 2,212,537; sole dispositive power 0; shared dispositive power 2,212,537; aggregate amount beneficially owned 2,212,537 (0.6% of the class)
- ALLIED WORLD NATIONAL ASSURANCE COMPANY: type of reporting person: corporation (CO); citizenship or place of organization: New Hampshire (NH); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 1,666,600; sole dispositive power 0; shared dispositive power 1,666,600; aggregate amount beneficially owned 1,666,600 (0.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: COMMON STOCK, NO PAR VALUE
Name of issuer: ORLA MINING LTD.
Address of issuer's principal executive offices: 1075 WEST GEORGIA STREET, SUITE 1010, VANCOUVER, British Columbia Canada (A1), V6E 3C9

## Item 2. Identity and Background
Name of person filing:
V. PREM WATSA
THE SECOND 810 HOLDCO LTD.
THE SECOND 1109 HOLDCO LTD.
THE SIXTY TWO INVESTMENT COMPANY LIMITED
12002574 CANADA INC.
FAIRFAX FINANCIAL HOLDINGS LIMITED
FFHL GROUP LTD.
FAIRFAX (US) INC.
ODYSSEY GROUP HOLDINGS, INC.
ODYSSEY REINSURANCE COMPANY
CRUM & FORSTER HOLDINGS CORP.
UNITED STATES FIRE INSURANCE COMPANY
THE NORTH RIVER INSURANCE COMPANY
NORTHBRIDGE FINANCIAL CORPORATION
NORTHBRIDGE GENERAL INSURANCE CORPORATION
FEDERATED INSURANCE COMPANY OF CANADA
CRC REINSURANCE LIMITED
1102952 B.C. UNLIMITED LIABILITY COMPANY
ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD
ALLIED WORLD ASSURANCE COMPANY HOLDINGS I, LTD
ALLIED WORLD ASSURANCE COMPANY, LTD
ALLIED WORLD ASSURANCE HOLDINGS (IRELAND) LTD
ALLIED WORLD ASSURANCE HOLDINGS (U.S.) INC.
ALLIED WORLD INSURANCE COMPANY
ALLIED WORLD ASSURANCE COMPANY (U.S.) INC.
AW UNDERWRITERS INC.
ALLIED WORLD SPECIALTY INSURANCE COMPANY
ALLIED WORLD SURPLUS LINES INSURANCE COMPANY
ALLIED WORLD NATIONAL ASSURANCE COMPANY
Residence or business address:
95 Wellington Street West, Suite 800, Toronto, Ontario, Canada M5J 2N7
95 Wellington Street West, Suite 802, Toronto, Ontario, Canada M5J 2N7
95 Wellington Street West, Suite 802, Toronto, Ontario, Canada M5J 2N7
1600 Cathedral Place, 925 West Georgia St., Vancouver, British Columbia, Canada V6C 3L2
95 Wellington Street West, Suite 800, Toronto, Ontario, Canada M5J 2N7
95 Wellington Street West, Suite 800, Toronto, Ontario, Canada M5J 2N7
95 Wellington Street West, Suite 800, Toronto, Ontario, Canada M5J 2N7
401 East Corporate Drive, Suite 200, Lewisville, Texas, 75057, USA
300 First Stamford Place, Stamford, Connecticut, USA 06902
300 First Stamford Place, Stamford, Connecticut, USA 06902
1209 Orange Street, Wilmington, Delaware, USA 19801
1209 Orange Street, Wilmington, Delaware, USA 19801
305 Madison Avenue, Morristown, New Jersey, USA, 07962
105 Adelaide Street West, 7th Floor, Toronto, Ontario, Canada M5H 1P9
105 Adelaide Street West, 7th Floor, Toronto, Ontario, Canada M5H 1P9
55 Standish Court, Suite 300, Mississauga, Ontario, Canada L5R 4B2
#12 Pine Commercial, The Pine, St Michael, Barbados BB11103
1600-925 West Georgia Street, Vancouver, British Columbia, Canada V6C 3L2
27 Richmond Road, Pembroke, Bermuda HM 08
27 Richmond Road, Pembroke, Bermuda HM 08
27 Richmond Road, Pembroke, Bermuda HM 08
27 Richmond Road, Pembroke, Bermuda HM 08
1209 Orange Street, Wilmington, Delaware, USA 19801
10 Ferry Street, Suite 313, Concord, New Hampshire, USA 03301
251 Little Falls Drive, Wilmington, Delaware, USA 19808
251 Little Falls Drive, Wilmington, Delaware, USA 19808
251 Little Falls Drive, Wilmington, Delaware, USA 19808
425 West Capitol Avenue, Suite 1800, Little Rock, Arkansas, USA 72201-3525
10 Ferry Street, Suite 313, Concord, New Hampshire, USA 03301
Present principal occupation or employment: For each of the Reporting Persons, a full response to Item 2(c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted is set forth in Exhibit 1.01 hereto.
Criminal convictions in the last five years:
No
No
No
No
No
No
No
No
No
No
No
No
No
No
No
No
No
No
No
No
No
No
No
No
No
No
No
No
No
Civil proceedings (securities laws) in the last five years:
No
No
No
No
No
No
No
No
No
No
No
No
No
No
No
No
No
No
No
No
No
No
No
No
No
No
No
No
No
Citizenship:
CANADA
CANADA
CANADA
BRITISH COLUMBIA
CANADA
CANADA
CANADA
DELAWARE
DELAWARE
CONNECTICUT
DELAWARE
DELAWARE
NEW JERSEY
CANADA
CANADA
CANADA
BARBADOS
BRITISH COLUMBIA
BERMUDA
BERMUDA
BERMUDA
BERMUDA
DELAWARE
NEW HAMPSHIRE
DELAWARE
DELAWARE
DELAWARE
ARKANSAS
NEW HAMPSHIRE

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The source of funds for the purchase of the common shares of Orla Mining Ltd. ("Orla", and such shares, the "Shares") beneficially owned by the Reporting Persons, including the Warrants (as defined herein) and the Convertible Notes (as defined herein) which are, as applicable, exercisable for and convertible into Shares, was cash on hand from existing investment portfolios.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired the Shares owned by them, the Warrants and the Convertible Notes for investment purposes.

One or more entities affiliated with Fairfax, including one or more of the Reporting Persons, may determine to purchase additional securities of Orla in the open market or otherwise, depending upon price, market conditions, availability of funds, evaluation of alternative investments and other factors. While none of the Reporting Persons has any present plans to sell any Shares or other securities of Orla, one or more of them could determine, based upon the same set of factors listed above with respect to purchases, to sell some or all of such securities. The Reporting Persons have no present intention to effect any of the transactions specified in Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Based on the most recent information available, the aggregate number and percentage of Shares (the securities identified by Item 1 of this Schedule 13D) that are beneficially owned by each of the Reporting Persons is set forth in boxes 11 and 13 of this Schedule 13D for each of the Reporting Persons, and such information is incorporated herein by reference.

The calculation of beneficial ownership includes 44,137,216 Shares that the Reporting Persons have the right to acquire upon the conversion or exercise, as applicable, of the Convertible Notes and the Warrants as described in Item 6 of this Schedule 13D.

The percentage of Shares beneficially owned by each of the Reporting Persons was calculated based on 365,690,919 Shares deemed to be issued and outstanding as of September 30, 2024 (and assuming the conversion or exercise, as applicable, of all of the Convertible Notes and the Warrants held by the Reporting Persons into Shares).
Number of shares as to which each person has sole or shared power to vote or dispose: The numbers of Shares as to which each of the Reporting Persons has sole voting power, shared voting power, sole dispositive power and shared dispositive power is set forth in boxes 7, 8, 9 and 10, respectively, on the second part of the cover page to this Schedule 13D for each of the Reporting Persons, and such information is incorporated herein by reference.
Transactions in the class effected during the past sixty days: Except as described herein, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any person listed under Item 2(c) for each of the Reporting Persons, beneficially owns, or has acquired or disposed of, any Shares during the last 60 days.
Other persons with the right to receive dividends or sale proceeds: No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of Shares held by the Reporting Persons other than each of the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Except as described herein, none of the Reporting Persons, nor to the best knowledge of each of the Reporting Persons, any person listed under Item 2(c) for each of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of Orla, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies other than as described below.

On February 28, 2025, certain of the Reporting Persons entered into subscription agreements (the "Subscription Agreements") with Orla, pursuant to such Reporting Persons subscribed for, and Orla issued, an aggregate principal amount of $150 million in senior unsecured convertible notes (the "Convertible Notes") and an aggregate 17,551,322 common share purchase warrants to acquire Shares (the "Warrants") for an aggregate purchase price of $150 million.

The Convertible Notes bear interest at a rate of 4.5% per annum, payable in cash, and mature on March 1, 2030 (the "Maturity Date").

The Convertible Notes are convertible into Shares at the option of the holder thereof in full or in part at any time prior to the Maturity Date based on an initial conversion price of C$7.90 per Share, subject to standard anti-dilution adjustments (the "Conversion Price"), which shall be converted into dollars using a fixed exchange rate of C$1.40 per U.S. dollar.

Prior to the Maturity Date, Orla may prepay the Convertible Notes or any portion thereof in cash or, with the prior written consent of the holder of the Convertible Notes, Shares or a combination of cash and Shares, after the 18-month anniversary of the issuance, unless the 20-day volume weighted average price of Shares is less than 130% of the Conversion Price, or if a change of control is imminent (as further described therein). Additionally, Orla may prepay the Convertible Notes after the public announcement of a change of control, subject to the right of the holder thereof to elect to convert at the Conversion Price subject to closing of the change of control transaction, at a price equal to the lesser of: (a) the sum of all remaining interest payable from the redemption date to the Maturity Date plus 100% of the principal amount, and (b) the sum of all accrued and unpaid interest up to the redemption date plus 104.5% of the principal amount.Upon redemption, the Convertible Notes will convert into Shares at the Conversion Price. Orla will pay the holder of the Convertible Note all of the interest accrued and unpaid on the prepaid principal amount up to and including the redemption date.

The Warrants entitle the holders thereof to subscribe for and purchase an aggregate 17,551,322 Shares at an exercise price of C$11.50 per Share, subject in each case to standard anti-dilution adjustments. The Warrants expire on February 28, 2030.

The Forms of Subscription Agreements, Convertible Notes and Warrant Certificates are filed as Exhibits hereto and are incorporated by reference in this Item 6. The foregoing description of the agreements and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Subscription Agreements, the Convertible Notes and the Warrant Certificates respectively.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Directors and Officers of the Reporting Persons

Joint Filing Agreement, dated March 7, 2025, among the Reporting Persons.

Form of Subscription Agreement, dated February 28, 2025, among Orla and certain of the Reporting Persons.

Form of Convertible Note, dated February 28, 2025, among Orla and certain of the Reporting Persons.

Form of Warrant Certificate, dated February 28, 2025, among Orla and certain of the Reporting Persons.

## Signatures
- V. PREM WATSA: /s/ V. Prem Watsa, V. Prem Watsa (03/07/2025)
- THE SECOND 810 HOLDCO LTD.: /s/ V. Prem Watsa, V. Prem Watsa, Director (03/07/2025)
- THE SECOND 1109 HOLDCO LTD.: /s/ V. Prem Watsa, V. Prem Watsa, President (03/07/2025)
- THE SIXTY TWO INVESTMENT COMPANY LIMITED: /s/ V. Prem Watsa, V. Prem Watsa, President (03/07/2025)
- 12002574 CANADA INC.: /s/ V. Prem Watsa, V. Prem Watsa, President (03/07/2025)
- FAIRFAX FINANCIAL HOLDINGS LIMITED: /s/ Peter Clarke, Peter Clarke, President and Chief Operating Officer (03/07/2025)
- FFHL GROUP LTD.: /s/ V. Prem Watsa, V. Prem Watsa, President (03/07/2025)
- FAIRFAX (US) INC.: /s/ Peter Clarke, Peter Clarke, Attorney-In-Fact (03/07/2025)
- ODYSSEY GROUP HOLDINGS, INC.: /s/ Peter Clarke, Peter Clarke, Attorney-In-Fact (03/07/2025)
- ODYSSEY REINSURANCE COMPANY: /s/ Peter Clarke, Peter Clarke, Attorney-In-Fact (03/07/2025)
- CRUM & FORSTER HOLDINGS CORP.: /s/ Peter Clarke, Peter Clarke, Attorney-In-Fact (03/07/2025)
- UNITED STATES FIRE INSURANCE COMPANY: /s/ Peter Clarke, Peter Clarke, Attorney-In-Fact (03/07/2025)
- THE NORTH RIVER INSURANCE COMPANY: /s/ Peter Clarke, Peter Clarke, Attorney-In-Fact (03/07/2025)
- NORTHBRIDGE FINANCIAL CORPORATION: /s/ Peter Clarke, Peter Clarke, Attorney-In-Fact (03/07/2025)
- NORTHBRIDGE GENERAL INSURANCE CORPORATION: /s/ Peter Clarke, Peter Clarke, Attorney-In-Fact (03/07/2025)
- FEDERATED INSURANCE COMPANY OF CANADA: /s/ Peter Clarke, Peter Clarke, Attorney-In-Fact (03/07/2025)
- CRC REINSURANCE LIMITED: /s/ Peter Clarke, Peter Clarke, Attorney-In-Fact (03/07/2025)
- 1102952 B.C. UNLIMITED LIABILITY COMPANY: /s/ Peter Clarke, Peter Clarke, Attorney-In-Fact (03/07/2025)
- ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD: /s/ Peter Clarke, Peter Clarke, Attorney-In-Fact (03/07/2025)
- ALLIED WORLD ASSURANCE COMPANY HOLDINGS I, LTD: /s/ Peter Clarke, Peter Clarke, Attorney-In-Fact (03/07/2025)
- ALLIED WORLD ASSURANCE COMPANY, LTD: /s/ Peter Clarke, Peter Clarke, Attorney-In-Fact (03/07/2025)
- ALLIED WORLD ASSURANCE HOLDINGS (IRELAND) LTD: /s/ Peter Clarke, Peter Clarke, Attorney-In-Fact (03/07/2025)
- ALLIED WORLD ASSURANCE HOLDINGS (U.S.) INC.: /s/ Peter Clarke, Peter Clarke, Attorney-In-Fact (03/07/2025)
- ALLIED WORLD INSURANCE COMPANY: /s/ Peter Clarke, Peter Clarke, Attorney-In-Fact (03/07/2025)
- ALLIED WORLD ASSURANCE COMPANY (U.S.) INC.: /s/ Peter Clarke, Peter Clarke, Attorney-In-Fact (03/07/2025)
- AW UNDERWRITERS INC.: /s/ Peter Clarke, Peter Clarke, Attorney-In-Fact (03/07/2025)
- ALLIED WORLD SPECIALTY INSURANCE COMPANY: /s/ Peter Clarke, Peter Clarke, Attorney-In-Fact (03/07/2025)
- ALLIED WORLD SURPLUS LINES INSURANCE COMPANY: /s/ Peter Clarke, Peter Clarke, Attorney-In-Fact (03/07/2025)
- ALLIED WORLD NATIONAL ASSURANCE COMPANY: /s/ Peter Clarke, Peter Clarke, Attorney-In-Fact (03/07/2025)
Comment: Power of attorney, dated March 9, 2020 (incorporated by reference to Exhibit 8 to the Schedule 13D filed by certain of the Reporting Persons with the SEC on March 9, 2020).
Power of attorney, dated June 14, 2021 (incorporated by reference to Exhibit 5 to the Schedule 13D filed by certain of the Reporting Persons with the SEC on June 14, 2021).